Exhibit 99.1

The Very Good Food Company US Retail Distribution Jumps 126%

and Experiences Record Sales of its Holiday Stuffed Beast

US distribution significantly increases 126% in just over four weeks.

VERY GOOD’s products soon to be available in 1,060 outlets across North America.

YTD record sales of the Stuffed Beast, 1.5X more units sold than FY 2020.

Vancouver, British Columbia – October 18, 2021 – The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: 0SI) (“VERY GOOD” or the “Company”), a leading plant-based food technology company, is pleased to announce that it has increased its North American retail footprint to 1,060 stores; rapidly increasing US retail by 126% in just four weeks since its last retail distribution update.

Starting in November, VERY GOOD’s original The Very Good Butchers line of plant-based meat products, including its limited-edition Stuffed Beast, can be found in 396 US locations in 20 cities across 15 states; and across North America, the Company’s products will soon be available in 1,060 outlets.

VERY GOOD experienced record sales for its limited-edition Stuffed Beast, a delicious and carefully crafted plant-based meat made with a variety of seasonal vegetables and spices, leading up to Canada’s Thanksgiving weekend. A record breaking 15,024 units of the Stuffed Beast have been sold year-to-date compared to all of the units sold in the prior year of 9,723; an 1.5X increase in Stuffed Beast sales so far compared to fiscal 2020. VERY GOOD’s Stuffed Beast, sold under VERY GOOD’s leading brand The Very Good Butchers, will be available in time for the American holiday season in over 250 stores across the US at a variety of retailers including Wegmans, Earthfare, PCC Markets, Metro Markets among numerous independents supplied by UNFI US.

In addition, VERY GOOD is offering its plant-based Thanksgiving Box and Holiday Meat Box available for purchase via www.us.verygoodbutchers.com.

About The Very Good Food Company Inc.

The Very Good Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD’s core brands: The Very Good Butchers and The Very Good Cheese Co. www.verygoodfood.com

OUR MISSION IS LOFTY, BADASS BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE’RE HELPING THIS KIND OF DIET BECOME THE NORM.

Forward-Looking Information

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended, for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Any such forward-looking information may be identified by words such as “proposed”, “expects”, “intends”, “may”, “will”, and similar expressions. Forward looking information contained or referred to in this news release includes statements relating but not limited to the location and number of US retail stores at which The Very Good Butchers line of products, including the Stuffed Beast, will be available and the timing of such distribution, as well as statements regarding the ingredient profile, nutritional content and other attributes of The Very Good Butchers products. Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the condition of capital markets, the availability of sufficient financing on reasonable terms to fund VERY GOOD’s capital and operating requirements, the continued strong demand for VERY GOOD’s products, the successful placement of VERY GOOD’s products in retail stores and continued e-Commerce growth, VERY GOOD’s ability to successfully enter new markets and manage its international expansion, VERY GOOD’s ability to increase production capacity and obtain the necessary production equipment, the availability of labour as well as the accuracy of construction schedules and cost estimates for the commissioning of production lines at VERY GOOD’s Rupert and Patterson facilities and the timely receipt of required permits, VERY GOOD’s relationship with its suppliers, distributors and third-party logistics providers, and the Company’s ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with the ongoing COVID-19 pandemic, negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, expansion of facilities, competition, availability of raw materials, dependence on senior management and key personnel, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, unfavourable publicity or consumer perception, product liability and product recalls, risks related to intellectual property, difficulties with forecasts, management of growth and litigation. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD’s most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Registration Statement filed with the SEC at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, VERY GOOD disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

For further information, please contact:

Investor Contact

Mitchell Scott

Chief Executive Officer

The Very Good Food Company Inc.

Kevan Matheson

Corporate Communications and Investor Relations

Email: invest@verygoodbutchers.com

Phone: +1 855-472-9841

Media Contact

Valentina Lombardo

Rachel Kay Public Relations

Email: valentina@rkpr.net

Phone: +1 (929) 226-7088

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